UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date August 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

August 14, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES CANCELLATION OF THE LISTING ON THE NEW YORK STOCK EXCHANGE OF ITS DOLLAR-DENOMINATED SUBORDINATED BONDS AND THEIR SUBSEQUENT LISTING ON THE SINGAPORE STOCK EXCHANGE

Bancolombia S.A. (“Bancolombia”) announces that, as stated in the 6-K published on July 22 and following the authorization of its Board of Directors, it has voluntarily delisted its 4.875% Subordinated Notes due 2027 (the “2027 Notes”) and 8.625% Subordinated Notes due 2034 (the “2034 Notes”, and together with the 2027 Notes, the “Notes”) from the New York Stock Exchange (the “NYSE”). As a result of this decision, today will be the last trading day for the Notes on the NYSE.

Additionally, the Notes will be listed on the Singapore Exchange (the “SGX”), and trading on the SGX is expected to commence on August 15, 2025.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

2